UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

CRYSTAL RIVER CAPITAL, INC.

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

229393301

(CUSIP Number)

Three World Financial Center

200 Vesey Street, 10th Floor

New York, NY 10281-1010

(212) 549-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2010 for Laurel Canyon Partners, LLC and March 3, 2009 for Daniel M. Gottlieb

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [______]	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON LAUREL CANYON PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,580,383
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,580,383
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,580,383
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.34%
14	TYPE OF REPORTING PERSON 00 (LIMITED LIABILITY COMPANY)

CUSIP No. [______]	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON DANIEL M. GOTTLIEB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,580,383
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,580,383
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,580,383
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.34%
14	TYPE OF REPORTING PERSON IN

Schedule 13D

1. Item 1. Security and Issuer.

This report on Schedule 13D (the “Report”) pertains to the common stock, par value $0.001 per share, of Crystal River Capital, Inc. a Maryland corporation (the “Common Stock” and the “Issuer” respectively). According to the Issuer’s filings, its principal executive offices are located at Three World Financial Center, 200 Vesey Street, 10th Floor, New York, New York 10281.

2. Item 2. Identity and Background.

This Report is filed by Laurel Canyon Partners, LLC, a Nevada limited liability company (“LC PATNERS”). LC PARTNERS was formed on March 3, 2010 by Daniel M. Gottlieb in response to the announcement on by the Issuer on February 24, 2010, that it had entered into an agreement (the “Merger Agreement”) with Brookfield Asset Management, Inc and B Acquisition Sub Inc. providing, generally speaking, for the merger of the Issuer with and into B Acquisition Sub Inc. in a transaction providing to the shareholders of the Issuer other than Brookfield Asset Management, Inc. $0.60 per share (the “Proposed BAM Merger”). The business of LC PARTNERS is to hold shares of Common Stock, to analyze and consider the alternatives available to LC PARTNERS to maximize the value of its holdings in the Issuer, to discuss the Proposed BAM Merger with other shareholders and interested parties and, potentially, to pursue an acquisition of the Issuer or of all or substantially all of its assets. LC PARTNER’s principal business address is 1503 Abbot Kinney, Venice, California 90291.

This Report is also being filed by the sole member and sole managing member of LC PARTNERS, Mr. Daniel M. Gottlieb (referred to herein collectively as the “Reporting Persons”). The business addresses for Mr. Gottlieb is, likewise, 1503 Abbot Kinney, Venice, California 90291.

LC PARTNERS and Mr. Gottlieb have agreed to file this Report as a joint filing, and are collectively referred to herein as the Reporting Persons.

The principal business of LC PARTNERS is to hold shares of the Issuer and to analyze and consider the alternatives available to LC PARTNERS to maximize the value of its holdings in the Issuer, to discuss the Proposed BAM Merger with other shareholders and interested parties and, potentially, to pursue an acquisition of the Issuer or of all or substantially all of its assets. The principal business of Mr. Gottlieb is the management of his real estate and other assets (including his interest in LC PARTNERS), including the ownership, development and operation of certain medical office buildings, nursing homes and mental health facilities.

Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Gottlieb is a US citizen.

3. Item 3. Source and Amount of Funds or Other Consideration.

LC PARTNERS currently owns 1,580,383 shares of Common Stock, representing (according to the Issuer’s filings with the Commission) 6.34% of the outstanding shares of such Common Stock. LC PARTNERS received its interest in the Issuer as a capital contribution by Mr. Gottlieb, as its sole member, free and clear of all liens, and has no debt. On the date of the contribution, the value of such shares was $932,425.97, based on the closing price for such shares on that date.

4. Item 4. Purpose of Transaction.

The shares of Common Stock owned by LC PARTNERS were originally acquired by Mr. Gottlieb for investment purposes, and have been beneficially owned by Mr. Gottlieb for more than the past sixty (60) days. However, in light of the Proposed BAM Merger, Mr. Gottlieb is reconsidering his position, and has formed LC PARTNERS to analyze and consider the alternatives available to LC PARTNERS to maximize the value of its holdings in the Issuer, to discuss the Proposed BAM Merger with other shareholders and interested parties and, potentially, to oppose the Proposed BAM Merger (possibly through the solicitation of proxies in opposition to the Proposed BAM Merger), and/or to move forward to acquire the Issuer or all or substantially all of its assets.

The Reporting Persons believe that the consideration being offered for the Issuer’s Common Stock in the Proposed BAM Merger is inadequate, and LC PARTNERS is in the process of considering its alternatives, as described in this filing.

Certain provisions contained in the Articles of Amendment and Restatement of the Issuer limit, subject to certain exceptions, the shares that can be held by any one person (including LC PARTNERS) to 9.8% of the shares of Common Stock outstanding from time to time. Since the Issuer has determined, subject to shareholder approval, to sell itself, LC PARTNERS does not believe that there is any good reason to maintain the current restrictions on ownership and/or to maintain the Issuer’s status as an REIT (other than that the provisions of the Acquisition Agreement appear to require that the Issuer maintain its REIT status until the closing). Also, LC PARTNERS believes that the limitations on ownership included in the Issuers Articles of Amendment and Restatement presently place the shareholders at an unfair disadvantage, as such provisions appear to limit the ability of shareholders to form shareholder groups to solicit proxies to oppose the Proposed BAM Merger and/or to present alternative proposals for the acquisition of the Issuer, or of all or substantially all of the assets of the Issuer. Accordingly, LC PARTNERS believes that the Board of Directors of the Company should allow all shareholders to form groups for such purposes.

LC PARTNERS intends to seek the approval of the Board of Directors to an increase in its share ownership in the Company, and to seek a blanket waiver from the Board of Directors to the formation of shareholder groups for purposes of making competitive acquisition proposals and/or to solicit proxies in opposition to the Proposed BAM Merger. If this approval is granted, then LC PARTNERS, depending upon, among other things, market conditions, the price at which and quantities in which shares of Common Stock are trading and available, and alternative investments available to LC PARTNERS, to increase its holdings of shares of Common Stock. At the present time, LC PARTNERS has no intention of selling its shares of Common Stock, given current market prices. Mr. Gottlieb has no intention to acquire additional shares of Common Stock or to effect any transactions in shares of Common stock, other than through LC PARTNERS.

Ultimately, while no assurances can be given, LC PARTNERS (and Mr. Gottlieb acting in his capacity as the sole managing member of LC PARTNERS) may make one or more proposals to the Issuer for the acquisition of the Issuer or of all or substantially all of the Issuers assets. In addition, while again no assurance can be given that any such actions will be taken, LC PARTNERS (and Mr. Gottlieb acting in his capacity as the sole managing member of LC PARTNERS) may

•	oppose the Proposed BAM Merger and solicit proxies in opposition to the shareholder approval of that transaction, and/or propose one or more alternative transactions;

•	seek representation on the board of directors of the Issuer, and/or the removal or non-reelection of one or more of the current members of the Issuer’s board of directors;

•	seek changes in the management of the Issuer; and/or

•

propose and pursue transactions that could result in the loss of the Issuer’s status as an REIT, in the discontinuance of the ongoing listing of the Issuer’s securities on the NASDAQ Bulletin Board and/or the termination of the registration of the issuers shares pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

5. Item 5. Interest in Securities of the Issuer.

LC PARTNERS owns 1,580,383 shares of Common Stock, representing, according the Issuers’s filings with the Commission, 6.34% of such Common Stock outstanding. These shares were contributed to the capital of LC PARTNERS by Mr. Gottlieb on March 4, 2010. On the date of such contribution, such shares had a value of $932,425.97, measured by reference to the closing trading price of such shares on the Over-The-Counter Bulletin Board on the immediately prior trading day. As Mr. Gottlieb is the sole member and the sole managing member of LC PARTNERS, he has sole voting power and sole dispositive power with respect to the shares of Common Stock owned by LC PARTNERS.

Within the past sixty (60) days, on February 12, 2010, Mr. Gottlieb acquired from his family limited liability company 163,750 shares of Common Stock, representing all of the shares held by that company, in consideration of the payment of $81,875 (or $0.50 per share). This Trade was affected on the Over-The-Counter Bulletin Board.

6. Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Neither of the Reporting Persons have any contracts, arrangements, understandings or relationships with respect to securities of the Issuer, other than the organizational documents forming and governing LC PARTNERS.

7. Item 7. Material to be Filed on Exhibits.

Attached as Exhibit 1 is the Joint Filing Agreement entered into by the Reporting Persons.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2010

Laurel Canyon Partners, LLC

By:	/s/ DANIEL M. GOTTLIEB
Daniel M. Gottlieb
Its:	Managing Member

/s/ DANIEL M. GOTTLIEB
Daniel M. Gottlieb, In his individual capacity

Joint Filing Agreement

This joint filing agreement is made and entered into as of this 4th day of March, 2010 by and among Laurel Canyon Partners, LLC, a Nevada limited liability company (“LC Partners”), and Daniel M. Gottlieb, an individual person and the sole member and sole managing member of LC Partners (“Gottlieb”).

Reference is made to Rule 13d-1(k). LC Partners and Gottlieb hereby agree that the statement on Schedule 13D dated of even date herewith pertaining to Crystal River Capital, Inc., and to which this agreement is attached as an exhibit, is filed on behalf of each of them.

Laurel Canyon Partners, LLC

By:	/s/ DANIEL M. GOTTLIEB
Daniel M. Gottlieb
Its:	Managing Member

/s/ DANIEL M. GOTTLIEB
Daniel M. Gottlieb, In his individual capacity

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